

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Via E-mail
Frederick Courouble
President and Chief Executive Officer
California Carbon Industry, Inc.
222 Sepulveda Boulevard Suite 2000
El Segundo, California 90245

> **Re: California Carbon Industry, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 2, 2015**
> **File No. 333-201812**

Dear Mr. Courouble:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with nominal assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

3. Given the limited amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise your disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

4. Please revise your prospectus to disclose all other registration statements of companies for which your two officers, your director and your affiliates may have acted as promoters or in which they have a direct or indirect controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officers, directors and affiliates and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Table of Contents

5. Please include page numbers in the next amendment to your registration statement. The page numbers should be consistent with the page numbers listed in your table of contents.

Prospectus Summary, page 5

Corporate Background, page 5

6. Please revise this section to include your accumulated deficit.

7. We note your disclosure that you have "technologies currently being developed in-house" and "technologies to be licensed from universities and research organizations." Please expand upon the specific steps you have taken in developing your technologies. If you have yet to take any steps, please explicitly disclose that here and remove any suggestion that you have already developed such technologies or have licensing agreements in place.

Risk Factors, page 7

Risks Related to Our Business and Industry, page 7

We cannot guarantee that financial projections provided to potential investors . . , page 9

8. This risk factor does not appear applicable to your business or offering. Please delete it or otherwise tell us why it is applicable.

The Company is required to indemnify its directors and officers, page 10

    9. The disclosure in this section refers to Nevada law. However, you are a California corporation. Please revise this section to make the disclosure consistent with your bylaws.

We will face risks associated with our international business . . ., page 11

Our international operations may expose us to the risk of fluctuation . . ., page 12

    10. Given the current status of your business, these risk factors do not appear applicable. Please delete the risk factors or otherwise tell us why they apply to your business.

We have a "going concern" opinion from our independent registered public accounting firm . . ., page 10

    11. Please state the amount of funding you will need to continue operations for the next 12 months.

Risks Related to Our Intellectual Property, page 13

    12. Please ensure your risk factors reflect the current stage of your development. For instance, you do not appear to have any intellectual property yet the risk factors under the heading "Risks Related to Our Intellectual Property" suggest that you do. Please revise this section to remove any implication that you currently have patents or other intellectual property.

Selling Security Holders, page 23

    13. Please revise to identify the individual or individuals who have the voting and dispositive power with respect to the shares offered by Pacific Invest Holdings, Inc.

    14. Please revise to indicate the nature of any position, office or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates pursuant to Item 507 of Regulation S-K.

Management's Discussion and Analysis of Fiscal Condition and Results of Operation, page 25

Overview, page 25

    15. You only have two directors with a connection to engineering, architecture or design. Please revise the statement that you were founded by "engineers, architects and designers" to accurately reflect this fact.

Plan of Operation, page 26

16. Please significantly revise the Plan of Operation to describe with specificity your plan for the next twelve months. Provide more detail regarding your plan of operation, including detailed milestones, when you first expect to generate revenues and the anticipated time frame for beginning and completing each milestone. Please also discuss the estimated expenses associated with each milestone.

17. Please explain what the Westerly Marine Orange County compound is, and explain any relation or affiliation between your company and Westerly Marine. Please also disclose the status of your discussions with Westerly Marine and whether you have entered into any agreement, whether formal or informal.

18. Please explain how you have determined that your director, Greg Lynn, is "well known" in the art and design industry.

19. Please clearly state whether you have already filed a patent application for your carbon fiber in-mold coating.

Liquidity and Capital Resources, page 29

20. You disclosed that your accountants have indicated that there is substantial doubt about your ability to continue as a going concern over the next twelve months from October 31, 2014. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, *Uncertainty About an Entity's Continued Existence*. Please provide additional detail including but not limited to the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;
- How you will support your business if you cannot obtain funding;
- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;
- Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented;
- A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations; and
- Management's plans (including relevant prospective financial information).

Description of Business, page 30

21. Please explicitly disclose here that you do not currently have any products.

22. Please expand upon how you plan to distribute your proposed products. See Item 101(h)(4) of Regulation S-K.

Government Regulations, page 32

23. Please discuss any relevant government regulation related to your plan to obtain "full aerospace accreditation" as disclosed on page 26.

Employees, page 33

24. We note disclosure that you have one full-time employee and one part-time employee. We also note disclosure in the risk factor, "The Company is dependent on the performance of certain personnel" on page 8, that Mr. Courouble plans to devote his full-time working efforts to the company. Please revise to clearly disclose here and elsewhere as necessary whether Mr. Courouble and Mr. Okada are currently working full or part-time with your company. If they are working part-time, please disclose how many hours per week they devote to your business.

Summary Compensation Table, page 35

25. You disclose that you have informal unwritten employment payment arrangements with Messrs. Courouble and Okada. For your verbal agreements with Messrs. Courouble and Okada, the company should file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

Security Ownership of Certain Beneficial Owners and Management, page 36

26. The number of shares beneficially owned by Messrs. Courouble, Okada and Lynn exceeds the number you have reported for "All Officers and Directors." Please advise and revise accordingly.

Rule 144, page 42

27. Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company. Please revise your disclosure accordingly.

Financial Statements
Statement of Stockholders' Equity, page 5
4. Stockholders' Deficit, page 11

28. You disclosed that you issued 12,350,000 shares for stock receivable of $12,350 in accordance with subscription agreements executed prior to October 31, 2014. You also

indicate that as of the date of this report, the subscription receivable had not been satisfied through receipt of cash for shares issued. Given that this subscription receivable remains unpaid, please tell us how you determined that these shares should be considered issued and outstanding as of October 31, 2014. Please also tell us how you determined that these shares issued for stock receivable should be included in basic and diluted weighted average shares outstanding in calculating earnings per share on page 4. We also note that you have included shares issued for stock receivable in the number of shares outstanding before and after the offering as well as in your dilution calculation. Please cite the accounting literature used to support your conclusion. Otherwise, please revise your disclosures throughout the document to show that these shares issued for stock receivable are not outstanding. Refer to ASC 505-10-45-2.

Statement of Cash Flows, page 6

29. Your balance sheet on page 3 shows that you had account payable, related parties of $9,004 and accounts payable and accrued liabilities of $29,412. However, your statement of cash flows shows the change in accounts payable, related parties of $29,412 and accounts payable and accrued liabilities of $8,904. Please revise your statement of cash flows to reflect the correct change in accounts payable, related parties and accounts payable and accrued liabilities.

Subsequent Events, page 13

30. You indicate that you issued 175,000 shares of common stock for proceeds of $8,750 after October 31, 2014. Please tell us what consideration you gave to enhancing your disclosure to indicate that you also issued 700,000 shares on November 24, 2014 for general business consulting services as indicated under recent sale of unregistered securities.

31. Please revise your footnote to disclose the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or the date they were available to be issued. Please refer to ASC 855-10-50-1.

Exhibit 23.1

32. Your independent registered public accounting firm's consent references its report dated November 6, 2014. However, the report of your independent registered public accounting firm is dated January 30, 2015. Please make arrangements with your independent registered public accounting firm to revise its consent to reference the appropriate date of its report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Erin Jaskot, Staff Attorney at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

Cc: Via E-mail
          Lance Brunson, Esq.